Exhibit 99.1

NOTICE DECLARING INTENTION TO BE QUALIFIED
UNDER NATIONAL INSTRUMENT 44-101
SHORT FORM PROSPECTUS DISTRIBUTIONS (“NI 44-101”)

May 29, 2013

To:	Autorité des marchés financiers, as notice regulator, and each of the other securities regulators in the provinces of Canada where the Issuer is a reporting issuer

Acasti Pharma Inc. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

ACASTI PHARMA INC.
By:	(signed) Xavier Harland
Xavier Harland
Chief Financial Officer